SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.    Prana Announces Independent Studies of Metal Ion-Binding Suggest Broad Implications for Effect of Metal Ions in Alzheimer’s Disease

Prana Announces Independent Studies of Metal Ion-Binding Suggest Broad Implications for Effect of Metal Ions in Alzheimer’s Disease

- Scientists from Emory and Georgia Universities have confirmed the pivotal pathological role of metal ions in Alzheimer's disease and potentially other major neurodegenerative disorders -

MELBOURNE, Australia - 14 August, 2007: Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT) , a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, announced that reporting in today’s edition of the journal, Proceedings of the National Academy of Sciences, the multi-institutional team led by Professor David Lynn showed how interactions between beta-amyloid (Abeta) and the biological metals copper and zinc can induce conformational alterations to the Abeta protein causing it to adopt a multitude of toxic forms.

In their article entitled "Engineering metal ion coordination to regulate amyloid fibril assembly and toxicity", the authors note that subtle variations in the chemical environment of the brain can radically influence the binding of copper to a specific sequence of Abeta to generate both fibrillar and non-fibrillar (or ‘oligomers’) forms of the protein. The oligomeric forms of Abeta, in particular, are currently the subject of great interest in the Alzheimer's research community as the best validated therapeutic target in Alzheimer’s disease. The authors also emphasize that their findings have relevance to other neurodegenerative conditions including Parkinson's disease, where metal binding is believed to modulate or induce the pathological aggregation of proteins.

Prana scientists, whose work is often cited in this publication, have promoted the concept that changes in brain chemistry associated with the aging process cause subtle fluctuations in the regulation of copper, zinc and iron, permitting toxic interactions with the Abeta protein. Prana's therapeutic approach uses Metal Protein Attenuating Compound (MPAC) technology comprising orally bio-available small molecules which specifically target such pathological interactions. PBT2, the Company's lead compound, was designed to inhibit the formation of toxic oligomers of Abeta resulting from interactions with copper and zinc. PBT2 is currently undergoing an 80 patient, double-blinded Phase IIa Alzheimer’s disease clinical trial due to be completed by the end of 2007, and leads from the 400 strong MPAC library are currently being validated for clinical development in other neurodegenerative disorders.

Prana Chairman and Chief Executive Officer, Geoffrey Kempler, remarked "This report, from an authoritative independent research group, lends further endorsement to the Prana therapeutic approach in neurodegeneration, which is to intercede in the metal dependent process of target protein aggregation."

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Mark Jones	Ivette Almeida
T: 646-284-9414	T: 646-284-9455
E: mjones@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  August 14, 2007